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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER

8-66628

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING __1/1/2021__ AND ENDING __12/31/2021__
                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: ___PM Securities, LLC dba Phoenix IB___

TYPE OF REGISTRANT (check all applicable boxes):

[X] Broker-dealer   [ ] Security-based swap dealer   [ ] Major security-based swap participant
    [ ] Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

___110 Commons Court___
(No. and Street)

___Chadds Ford___	___PA___	___19317___
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

___Mark Karbiner___	___484-841-6809___	___mkarbiner@phoenix-ib.com___
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

___Wipfli LLP___
(Name – if individual, state last, first, and middle name)

___170 N Radnor-Chester Road___	___Radnor___	___PA___	___19087___
(Address)	(City)	(State)	(Zip Code)

(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

---

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, <u>Mark Karbiner</u> , swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of <u>PM Securities, LLC dba PhoenixIB</u> , as of <u>December 31</u> , 2 <u>021</u> , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

COMMONWEALTH OF PENNSYLVANIA - NOTARY SEAL
Michael K Sutters, Notary Public
Chester County
My Commission Expires 08/29/2022
Commission Number 1322863

Signature: _____

Title:
President

Michael K. Sutter
Notary Public

This filing** contains (check all applicable boxes):

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☒ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☒ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☒ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

PM SECURITIES, LLC
D/B/A PHOENIX IB

Financial Statements
and Additional Information
For the Year Ended December 31, 2021
With Report and Supplemental Reports
of Independent Auditor

PM SECURITIES, LLC
D/B/A PHOENIX IB
Financial Statements and Supplementary Financial Information
For the Year Ended December 31, 2021

TABLE OF CONTENTS



170 North Radnor-Chester Road   610.565.3930
Suite 200   wipfli.com
Radnor, PA 19087

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
PM Securities, LLC
d/b/a Phoenix Capital Resources

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of PM Securities, LLC d/b/a Phoenix Capital Resources as of December 31, 2021, and the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of PM Securities, LLC d/b/a Phoenix Capital Resource as of December 31, 2021, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

Basis for Opinion

These financial statements are the responsibility of PM Securities, LLC d/b/a Phoenix Capital Resources' management. Our responsibility is to express an opinion on PM Securities, LLC d/b/a Phoenix Capital Resources' financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to PM Securities, LLC d/b/a Phoenix Capital Resources in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to fraud or error. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to fraud or error, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplemental information contained in Schedules I, II and III has been subjected to audit procedures performed in conjunction with the audit of PM Securities, LLC d/b/a Phoenix Capital Resources' financial statements. The supplemental information is the responsibility of PM Securities, LLC d/b/a Phoenix Capital Resources' management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information contained in Schedules I, II and III is fairly stated, in all material respects, in relation to the financial statements as a whole.

Wipfli LLP

Wipfli LLP

We have served as PM Securities, LLC d/b/a Phoenix Capital Resources' auditor since 2020.

Radnor, Pennsylvania
February 24, 2022

PM SECURITIES, LLC
D/B/A PHOENIX IB
Statement of Financial Condition
December 31, 2021

		2021
Assets		
Cash	$	676,783
Accounts Receivable		10,456
Prepaid Expenses		27,713
Total Assets	$	714,952
Liabilities and Member's Equity		
Liabilities:		
Accounts Payable and Accrued Expenses	$	21,635
Client Deposit		20,000
Due to Related Party		21,988
Total Liabilities		63,623
Member's Equity		651,329
Total Liabilities and Member's Equity	$	714,952

(The accompanying notes are an integral part of these financial statements)

PM SECURITIES, LLC
D/B/A PHOENIX IB
Statement of Operations
For the Year Ended December 31, 2021

	2021
Revenues:	
Fee Revenues	$ 1,226,885
Interest Income	478
Total Revenue	$ 1,227,363
Expenses:	
Compensation and Benefits	$ 537,098
Marketing	23,678
Occupancy	83,116
Professional Fees	207,357
Regulatory Fees and Expenses	8,207
Technology	22,953
Other Expenses	2,994
Total Expenses	885,403
Net Income	$ 341,960

(The accompanying notes are an integral part of these financial statements)

3

PM SECURITIES, LLC
D/B/A PHOENIX IB
Statement of Changes in Member's Equity
For the Year Ended December 31, 2021

Balance - January 1, 2021	$ 559,369
Net Income	341,960
Dividend Distribution	(250,000)
Balance - December 31, 2021	$ 651,329

(The accompanying notes are an integral part of these financial statements)

4

PM SECURITIES, LLC
D/B/A PHOENIX IB
Statement of Cash Flows
For the Year Ended December 31, 2021

	2021
Cash Flows From Operating Activities:	
Net Income	$ 341,960
Adjustments to Reconcile Net Income to Net	
Cash Provided by Operating Activities:	
Depreciation	22
(Increase)/Decrease in:	
Prepaid Expenses	(12,514)
Accounts Receivable	(10,456)
Increase/(Decrease) in:	
Accounts Payable and Accrued Expenses	2,953
Client Deposit	20,000
Due from Related Party	5,301
Net Cash Provided by Operating Activities	347,266
Cash Flows from Investing Activities:	
Due from Related Party	100,000
Net Cash Used by Financing Activities	100,000
Cash Flows from Financing Activities:	
Dividend Distribution	(250,000)
Net Cash Used by Financing Activities	(250,000)
Net Increase in Cash	197,266
Cash - Beginning of Year	479,517
Cash - End of Year	$ 676,783

(The accompanying notes are an integral part of these financial statements)

5

SUPPLEMENTARY

FINANCIAL

INFORMATION

(1) NATURE OF OPERATIONS

PM Securities, LLC ("the Company") was formed as a Delaware LLC as a wholly-owned subsidiary of Phoenix Management Services, Inc. in 2004 and was licensed as a broker-dealer in January 2005. The Company has offices in Chadds Ford, PA and New York, NY. On April 2, 2012, PM Securities, LLC, along with its parent company, Phoenix Management Services, Inc. were part of a legal reorganization. As a result, PM Securities, LLC became a wholly-owned subsidiary of Phoenix Capital Resources, LLC (the Member), which is wholly-owned by Phoenix Management Holdings, Inc. (formerly Phoenix Management Services, Inc.) In connection with the reorganization, the Company began conducting business under the Phoenix Capital Resources trade name. The Company provides investment banking services, including the placement of equity financing, debt financing and merger and acquisition services. The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA) and the Securities Investor Protection Corporation (SIPC). In October, 2021 FINRA approved the change in trade name to Phoenix IB pending filing of an amended Form BD within 120 days. The amendment was filed February, 2022.

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents
The Company considers all short-term investments with an original maturity of three months or less to be cash equivalents.

Basis of Accounting
The accompanying financial statements have been prepared on an accrual basis in accordance with generally accepted accounting principles ("GAAP"). The accrual method recognizes income when it is earned, whether or not received, and recognizes expenses when they are incurred, whether or not they are paid within the accounting period.

Property and Equipment
Property and equipment are carried at cost. Depreciation on property and equipment is provided using the straight-line method. Assets purchased over $1,000 are generally capitalized.

Estimates in the preparation of financial statements
In preparation of financial statements in conformity with generally accepted accounting principles, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue recognition
The Company adopted *ASC 606 – Revenue from Contracts with Customers* effective January 1, 2018. The Company recognizes revenue for financial advisory services and retainers on a straight-line basis over the life of the related contract. For other services, the Company will continue to recognize variable income once the transaction has been completed and the income is reasonably determinable.

Leases

The Company does not have any leases to report under the leasing standard *ASC 842 – Lease Accounting* requiring all leases that are one year or longer for property, plant, or equipment be presented on the balance sheet and referred to as a right-of-use (ROU) asset.

Income taxes

The Company is a single-member Limited Liability Company under applicable sections of the Internal Revenue Code, formed in the State of Delaware and is registered in the Commonwealth of Pennsylvania and the State of New York. As a single member LLC, the Company is considered a disregarded entity for tax purposes whereby its income or loss is reflected on its parent's tax return and accordingly, there is no provision or credit for federal and state income taxes included in the financial statements. The parent company federal and state tax returns for the years 2018 – 2021 are still open for examination by the appropriate tax authorities.

The Company follows the provisions of uncertain tax positions as addressed in FASB Accounting Standards Codification 740-10-65-1. The Company has no tax position at December 31, 2021 for which the ultimate deductibility is highly certain but for which there is uncertainty about the timing of such deductibility.

Advertising

The Company expenses advertising costs as they are incurred. Advertising expenses were $23,679 for the year ending December 31, 2021.

(3) **NET CAPITAL REQUIREMENTS**

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1) of the Securities and Exchange Act of 1934, which requires the maintenance of a minimum net capital (the greater of $5,000 or 6 2/3% of aggregate indebtedness) and a ratio of aggregate indebtedness to net capital not exceeding 15 to 1. The rule of "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting aggregate indebtedness to regulatory net capital ratio would exceed 10 to 1.

At December 31, 2021, the Company had net capital, as defined, of $613,160 which was $608,160 in excess of its minimum required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was .10 to 1 as of December 31, 2021, which is in compliance with the requirement that it be less than 15 to 1.

(4) **RESERVE REQUIREMENTS**

The SEC customer protection rule (Rule 15c3-3) requires the maintenance of reserves for customer accounts and sets forth specific guidelines regarding the possession of securities. The Company is exempt from this rule under section (k)(2)i which provides an exemption for broker-dealers who do not hold customer funds or safe keep customer securities but maintain "Special Accounts for the Exclusive Benefit of Customers." Therefore, Schedules II and III on pages 11 and 12 are not applicable.

(5) RELATED PARTY TRANSACTIONS

In connection with the reorganization discussed in Note 1, effective April 2, 2012, the Company pays all expenses of its operations, administration and all other expenses necessary or advisable for the operation of the business of the Company. In the event the Member or any other related entities advance funds to the Company or directly pays Company expenses, such advances or payments shall be deemed loans to the Company, and the Member or related entity shall be fully reimbursed by the Company. In addition, the Company reimburses Phoenix Management Services, LLC (PMS, LLC), an entity related through common ownership and management, for the Company's allocated share of certain operating expenses paid by the entity.

For the year ended December 31, 2021, the Company's allocated expenses from PMS, LLC were $311,168, inclusive of $202,597 in compensation and benefits. Also included in allocated expenses is rent for the use of the Chadds Ford office, which is rented by PMS LLC from 110 Chadds Ford Commons, LLC, an entity related through common ownership and management, which owns the property. At December 31, 2021, the Company has a $21,988 payable to PMS, LLC for expenses which has been reflected as due to related party in the accompanying Statement of Financial Condition.

(6) CONCENTRATION

Due to the nature of the Company's business, 82.7% of revenues were derived from 3 clients in the year ending December 31, 2021.

At various times during the year, the Company's cash in bank balances exceeded the federally insured limits. The Company's uninsured cash balance totaled $427,042 at December 31, 2021.

(7) PROPERTY AND EQUIPMENT

Property and Equipment, at cost, consisted of the following:

	Estimated Useful Life	December 31, 2021
Computer equipment	5 years	9,834
Furniture and fixtures	7 years	5,731
Leasehold improvements	62 months	3,618
		19,183
Less accumulated depreciation		(19,183)
		$0

Depreciation expense charged to operations amounted to $22 for the year ended December 31, 2021.

(8)   SUBSEQUENT EVENT EVALUATION

In October 2021 FINRA approved the change in trade name from Phoenix Capital Resources to Phoenix IB pending filing of an amended Form BD within 120 days. The amendment was filed February 2022.

The Company has evaluated subsequent events through the issuance of the financial statements. Except as noted above, there are no other subsequent events to note at this time.

PM SECURITIES, LLC

D/B/A PHOENIX IB

Computation of Net Capital Under Rule 15c3-1

of the Securities and Exchange Commission

December 31, 2021

	2021
Net Capital:	
Member's equity	$ 651,329
Deductions:	
Non-allowable assets:	
Accounts receivable	10,456
Prepaid expenses	27,713
Total Non-allowable assets	38,169
Net capital	$ 613,160
Aggregate indebtedness:	
Accounts payable, accrued expenses and due to related party	$ 63,623
Total Aggregate Indebtedness	$ 63,623
Computation of basic net capital requirement:	
Net capital requirement	$ 5,000
Net capital	613,160
Excess Net Capital	$ 608,160
Net capital less the greater of 10% of total aggregate indebtedness or 120% of the minimum net capital requirement	$ 606,798
Ratio of aggregate indebtedness to net capital	.10 to 1

No material differences existed between the audited computation of net capital pursuant to Rule 15c3-1 as of December 31, 2021, and the corresponding unaudited Part IIA of the FOCUS Report filed by PM Securities, LLC.

PM SECURITIES, LLC
D/B/A Phoenix IB
Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2021

Not Applicable: The Company does not hold customer funds or safe keep customer securities but maintains "Special Accounts for the Exclusive Benefit of Customers".

PM SECURITIES, LLC
D/B/A Phoenix IB
Information Relating to Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2021

Not Applicable: The Company does not hold customer funds or safe keep customer securities but maintains "Special Accounts for the Exclusive Benefit of Customers".


REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member:
PM Securities, LLC
d/b/a Phoenix Capital Resources

We have reviewed management's statements, included in the accompanying Exemption Report For SEC Rule 15c3-3, in which (1) PM Securities LLC d/b/a Phoenix Capital Resources identified the following provisions of 17 C.F.R. § 15c3-3(k) under which PM Securities LLC d/b/a Phoenix Capital Resources claimed an exemption from 17 C.F.R. § 240.15c3-3 (k)(2)(i) (the "exemption provisions") and (2) PM Securities LLC d/b/a Phoenix Capital Resources stated that PM Securities LLC d/b/a Phoenix Capital Resources met the identified exemption provisions throughout the most recent fiscal year without exception. PM Securities LLC d/b/a Phoenix Capital Resources' management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about PM Securities LLC d/b/a Phoenix Capital Resources' compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Wipfli LLP

Wipfli LLP

Radnor, Pennsylvania
February 24, 2022

PM SECURITIES, LLC
D/B/A Phoenix IB

Management Statement Regarding Compliance with the
Exemption Provisions of Rule 15c3-3 of the Securities and Exchange Commission

We, as the management of PM Securities, LLC d/b/a Phoenix IB (the "Company"), are responsible for the Company's compliance with the exemption provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 ("SEC Rule 15c3-3"). The following statements are made to our best knowledge and belief: (1) the Company claims an exemption from the provisions of SEC Rule 15c3-3 under paragraph (k)(2)(i), and; (2) for the reporting period January 1, 2021 through December 31, 2021, the Company has met the identified exemption provision without exception.

PM Securities, LLC d/b/a/ Phoenix IB

By:

Mark Karbiner
President